STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Stuart Portfolio Consultants, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 East 83rd Street, Suite 2
(No. And Street)

New York (City) NY (State) 10028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Oltchick
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stuart Oltchick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuart Portfolio Consultants, LP, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAMILA WILLIS
Notary Public - State of Florida
My Comm. Expires Jun 4, 2017
Commission # FF 024003

Camila Willis
Notary Public 02/27/17

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Stuart Portfolio Consultants, LP

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants, LP (a limited liability company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Stuart Portfolio Consultants, LP's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Stuart Portfolio Consultants, LP as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 27, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

STUART PORTFOLIO CONSULTANTS L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	92,037
Consulting fees receivable		169,323
Other assets		10,945
TOTAL ASSETS	$	272,305

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:

Accounts payable	$	36,480
TOTAL LIABILITIES		36,480
Partners' capital		235,825
TOTAL PARTNERS' CAPITAL		235,825
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	272,305

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION OF BUSINESS

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of Financial Industry Regulatory Authority, Inc. On February 8, 2016, the Firm withdrew its membership with the National Futures Association. The Partnership earns consulting fees by acting as a selling agent for private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

Revenue recognition

The Partnership recognizes consulting fees on an accrual basis consistent with the terms of the underlying investor referral agreements.

Cash and cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

No provision for federal or state income taxes has been made since the Partnership is not a taxable entity. The partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Since the Partnership operated at a net loss for the year ended December 31, 2016, there is no provision for UBT for the year.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2015, 2014 and 2013. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

The Partnership has a deferred UBT income tax asset of approximately $63,000 at December 31, 2016 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $63,000 as the ultimate realization of these benefits is uncertain. The Partnership had net operating loss carry forwards of approximately $1,568,000 as of December 31, 2016 which begin to expire in 2030.

The valuation allowance increased by approximately $4,000 for the year ended December 31, 2016.

Concentrations of credit risk

The Partnership maintains its cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of credit risk (continued)

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2016.

For the year ended December 31, 2016, the Partnership had two customers that collectively accounted for approximately 97% of revenue.

Allocation of profits and losses

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825 "Financial Instruments – Overall Disclosure", approximates the carrying amounts presented in the statement of financial condition.

Fair Value Measurement

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At December 31, 2016, the Company had net capital of $55,557, which was $50,557 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.66 to 1.

NOTE 4.   COMMITMENTS AND CONTINGENT LIABILITIES

On November 1, 2012 the Partnership entered into a five-year lease agreement for office space, which expires on October 31, 2017. The annual rent under the agreement is $60,000 for the first two years and $62,400 for the next two years. The lease agreement called for a security deposit in the amount of $7,500, which will be returned at the end of the lease term and is included in the statement of financial condition in other assets.

As of December 31, 2016, future minimum lease rental payments are $52,000 through October 31, 2017.

For the year ended December 31, 2016, the total rent expense amounted to $62,400, which is included on the statement of operations.

The Company had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2016 or during the year then ended.

NOTE 5. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2016 or during the year then ended.

NOTE 6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were available to be issued and no events have been identified which require further disclosure.